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andrew.barkan@friedfrank.com

September 17, 2013

Mr. Jeffrey P. Riedler

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Aerie Pharmaceuticals, Inc.

Amendment No. 1 to Draft Registration Statement on Form S-1

Submitted August 21, 2013

CIK No. 0001337553

Dear Mr. Riedler:

This letter is being submitted on behalf of Aerie Pharmaceuticals, Inc. (“Aerie” or the “Company”) in response to the comment letter, dated September 9, 2013, of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to Aerie’s Amendment No. 1 to the Draft Registration Statement on Form S-1, submitted confidentially on August 21, 2013 (“Confidential Amendment No. 1”). The Company’s Registration Statement on Form S-1 (the “Registration Statement”) is being filed with the Commission concurrently herewith. In order to facilitate your review, we have repeated each comment in its entirety in the original numbered sequence. We have also sent to your attention via courier courtesy copies of the Registration Statement marked to show the changes to Confidential Amendment No. 1.

In addition, in further response to comment 2 contained in the comment letter, dated June 10, 2013, of the Staff with respect to Aerie’s Draft Registration Statement on Form S-1, submitted confidentially on May 10, 2013, the Company further advises the Staff that at this time it has continued to not present any written communications, as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), to potential investors in reliance on Section 5(d) of the Securities Act. However, since the Company’s response letter, dated August 21, 2013, the Company has presented a slide presentation at certain “testing-the-water” meetings with potential investors in reliance on Section 5(d) of the Securities Act. The Company respectfully advises the Staff that it does not believe that this slide presentation should be deemed a written communication, as defined in Rule 405 under the Securities Act, because this slide presentation was only made available for viewing by each potential investor during the Company’s presentation and was not retained by any such potential investor. In response to the Staff’s comment, the Company is supplementally providing the Staff, under separate cover contemporaneously herewith, copies of this slide presentation.

Mr. Jeffrey P. Riedler	2	September 17, 2013

Prospectus Summary

Our Product Pipeline, page 3

1.	We note your response to prior comment 3 and the substantial revisions you have made to your disclosure since your prior submission. Please include in your Prospectus Summary and in the Business section of your draft registration statement a discussion of your prior efforts to develop AR-12286 and PG286, the results of your recent Phase 2b trial and the decision, in light of the failure to meet primary clinical endpoints, to discontinue development of AR-12286 and PG286. In your discussion, please also describe the mechanism of action of these discontinued products and compare this to your current product candidates.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has included additional disclosure in the Prospectus Summary on page 3 and the Business section on pages 78, 83 and 84 of the Registration Statement to describe the Company’s prior development efforts of AR-12286 and PG286 and the rationale for discontinuing development of these product candidates.

Risk Factors Associated with Our Business, page 6

2.	Please cite the failure to meet desired efficacy results for AR-12286 and PG286 in the second bullet point on page 6.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has cited the failure of AR-12286 and PG286 to meet desired efficacy endpoints in the second bullet on page 6 of the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Financial Overview

Research and Development Expenses, page 58

3.	You disclose three product candidates on page 3. Please revise the disclosure on page 58 to separately disclose the costs for each product candidate or state why separate disclosure has not been made.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 59 of the Registration Statement to further align the disclosure of research and development costs with the Company’s current product portfolio described on page 3. The Company specifically highlighted that direct non-clinical and direct clinical costs for discontinued product candidates were incurred in all

Mr. Jeffrey P. Riedler	3	September 17, 2013

periods presented. The Company further described that the research and development costs incurred as of June 30, 2013 for PG324 and AR-13533 consisted of unallocated costs, which were primarily internal employee salaries.

4.	Please refer to your response to comment 12. Please address the following:

•	Once you can reasonably estimate the IPO price, qualitatively and quantitatively discuss each significant factor contributing to the difference between each valuation and the estimated IPO price;

•	Disclose the intrinsic value of the outstanding vested and unvested options based on the estimated IPO price as of the most recent balance sheet date presented in the registration statement;

•	Continue to update your disclosure for all equity related transactions, including any options, warrants, or convertible note or preferred stock issuances, through the effective date of the registration statement; and

•	Refer to your response to the fifth bullet point of comment 12. You state that there are conversion option features that were not required to be recorded as a derivative but have been analyzed to determine if a beneficial conversion feature is required to be recorded. You determined that any beneficial conversion feature would not be recorded until a triggering event occurs. Please disclose any anticipated beneficial conversion feature that will be recorded upon the IPO, if the IPO is considered a triggering event. Also, please address this issue for the convertible notes issued in May and August 2013.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff of the following:

•	The Company will provide the significant factors for the difference in the fair market value of the Company’s common stock and the IPO price at the time that a reasonable estimate of the IPO price range has been determined;

•	The Company will disclose the intrinsic value of the outstanding vested and unvested options based on the IPO price at the time that a reasonable estimate of the IPO price range has been determined;

•	The Company will continue to disclose all equity transactions, including, but not limited to, options, warrants and convertible notes through the effective date of the Registration Statement; and

Mr. Jeffrey P. Riedler	4	September 17, 2013

•	In the fifth bullet of our response to prior comment 12, we stated that the Company’s convertible notes contain four embedded features with the same terms. The Company evaluated and determined that no beneficial conversion feature (“BCF”) exists for the IPO conversion feature, which was accounted for as a bifurcated embedded derivative. The Company also evaluated the three remaining conversion options, all of which are subject to potential BCF upon the occurrence of a triggering event. None of the triggering events for these conversion options is an IPO. Therefore, the Company will not record a BCF upon the completion of this IPO, as the IPO is not considered a triggering event for any of these three remaining conversion options. We have included disclosure to address this on page 70 of the Registration Statement.

Business

Our Product Pipeline, page 77

5.	In your discussion of the AR-13324 Phase 2 efficacy results, beginning on page 79, please disclose the primary endpoints of the Phase 2a and Phase 2b studies referenced, the results of the studies relative to the endpoints, and any conclusions reached about statistical significance.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has expanded the disclosure beginning on page 79 in the Business section of the Registration Statement to include primary endpoints, results relative to such endpoints and conclusions relating to statistical significance for its Phase 2 clinical trials for AR-13324. In addition, this disclosure includes a comparison of Phase 2 efficacy results for AR-13324 and AR-12286, pursuant to comment 1.

6.	In your discussion of PG324, please clarify whether you have filed an Investigational New Drug Application with the FDA covering trials of this product candidate and, if so, when. In addition, please provide the basis for your statement that you plan to advance PG324 directly from preclinical studies to a Phase 2b clinical trial. In this regard, please clarify whether there have been discussions with the FDA regarding the possibility of advancing directly to a late-stage clinical study and if so, disclose the advice or guidance the FDA communicated as to how this could occur.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has expanded the disclosure on page 85 in the Business section of the Registration Statement to clarify that PG324 is covered by the investigational new drug application for AR-13324 and that the process for the planned Phase 2b clinical trial for PG324 will be consistent with normal FDA guidelines, including the submission of the protocol to the FDA. In addition, this disclosure includes a comparison of Phase 2 efficacy results for AR-13324 and AR-12286, pursuant to comment 1.

Mr. Jeffrey P. Riedler	5	September 17, 2013

Second-Generation, Dual-Action AR-13533, page 86

7.	Please clarify the “distinct properties” of AR-13533 that may provide an additional IOP-lowering effect.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has clarified the distinct properties of AR-13533 on page 5 in the Prospectus Summary and page 86 in the Business section of the Registration Statement.

Notes to the Financial Statements

Note 10. Stock Purchase Warrants, page F-19

8.	You disclose that you issued 1,022,727 warrants on May 23, 2013 and 681,816 warrants on March 28, 2013 with exercise prices of $.01 per share which are recorded as derivatives. Please clarify the assumption used for the fair value of your common stock and provide us an analysis of the difference between the fair value used and the IPO price. Also, please address this issue for the 1,022,727 warrants issued in August 2013 as disclosed in Note 15.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has added disclosure on page F-20 of the Registration Statement to describe that the initial measurement of a liability for warrants issued on March 28, 2013 and May 23, 2013 reflected key assumptions that were generally consistent with those as of December 31, 2012. There were no clinical or non-clinical milestones between December 31, 2012 and the aforementioned issuance dates that would materially impact the fair value of the Company’s common stock. The initial measurement of a liability for warrants issued on August 9, 2013 reflects the key assumptions as of June 30, 2013, the preceding period end. The Company further advises the Staff that it will provide the significant factors for the difference in the fair market value of the Company’s common stock utilized for determining the value of the liability for the warrants issued on the aforementioned dates and the IPO price once a reasonable estimate of the IPO price range has been determined.

Note 11. Stock-based Compensation, page F-20

9.	You state that “This peer group of companies utilized in 2013 remained consistent with that of 2012.” Your disclosure which states that “The expected stock price volatility changed as a result of a change in this group of representative companies, due to the fact that some of member companies in the historical group ceased to exist” appears to conflict with that statement. Please revise to clarify.

Mr. Jeffrey P. Riedler	6	September 17, 2013

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page F-21 of the Registration Statement to clarify that the member companies that ceased to exist related to the comparison of 2012 to 2011, and not the comparison of 2013 to 2012.

10.	You issued 1,855,170 shares of restricted stock and recorded compensation. Please tell us how the fair market value used to record compensation compares to the IPO price. To the extent there is a material difference, please provide additional disclosure in Management’s Discussion and Analysis to explain the difference.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company will provide the significant factors for the difference in the fair market value of the Company’s common stock utilized to determine the compensation expense for the restricted stock as compared to the IPO price at the time that a reasonable estimate of the IPO price range has been determined. If a material difference exists, the Company will provide additional disclosure in the Management’s Discussion and Analysis section to explain the difference.

Should you have any questions or comments, please feel free to call me at (212) 859-8468.

Sincerely,

/s/ Andrew B. Barkan

Andrew B. Barkan

cc:	Vicente Anido, Jr., Ph.D. (Aerie Pharmaceuticals, Inc.)

Richard J. Rubino (Aerie Pharmaceuticals, Inc.)

Steven G. Scheinfeld, Esq. (Fried, Frank, Harris, Shriver & Jacobson LLP)

Glenn R. Pollner, Esq. (Gibson, Dunn & Crutcher LLP)

Christine Allen (Securities and Exchange Commission)

Scot Foley (Securities and Exchange Commission)

Daniel Greenspan (Securities and Exchange Commission)

Mary Mast (Securities and Exchange Commission)